As filed with the Securities and Exchange Commission on May 29, 2009

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
of the Securities Exchange Act of 1934
(Amendment No. 3)
ACM Managed Dollar Income Fund, Inc.
(Name of Subject Company (Issuer))

ACM Managed Dollar Income Fund, Inc.
(Name of Filing Persons (Offeror and Issuer))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

000949107
(CUSIP Number of Class of Securities)

Emilie D. Wrapp
AllianceBernstein L.P.
1345 Avenue of the Americas
New York, New York 10105
(212) 969-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Kathleen K. Clarke
Seward & Kissel LLP
1200 G Street, NW
Washington, DC 20005

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$22,272,361.38 (a)	$1,242.80(b)
(a)	Calculated as the aggregate maximum purchase price to be paid for 3,329,202 shares in the offer, based upon the net asset value per share of $6.69 at May 28, 2009.
(b)	Calculated as the Transaction Valuation multiplied by 0.00005580.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $332.84 Form or Registration No.: Schedule TO Filing Party: ACM Managed Dollar Income Fund, Inc. Date Filed: May 4, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Amendment Number 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 4, 2009 by ACM Managed Dollar Income Fund, Inc. (the "Fund"), relating to an offer to purchase for cash (the "Offer") up to 924,778 shares of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares") amends such Statement on Schedule TO to add an exhibit in accordance with Rule 13e-4(c)(4) of the Securities and Exchange Act of 1934 and General Instruction H of Schedule TO.

Item 12.  Exhibits.

(a)(5)(iv)	Press Release issued on May 29, 2009 informing stockholders of increase and extension of tender offer dated May 4, 2009.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACM MANAGED DOLLAR INCOME FUND, INC.

/s/ Emilie D. Wrapp
Name: Emilie D. Wrapp
Title: Secretary

Dated: May 29, 2009

Exhibit (a)(5)(iv)

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-221-5672

ACM MANAGED DOLLAR INCOME FUND, INC.
ANNOUNCES INCREASE AND EXTENSION OF TENDER OFFER

NEW YORK, NY May 29, 2009 – ACM Managed Dollar Income Fund, Inc. (NYSE:ADF) (the "Fund") announced today that the Fund has increased the tender offer for its shares from 924,778 shares of its common stock representing approximately 5% of the Fund's outstanding shares, to 3,329,202 shares, representing approximately 18% of the Fund's outstanding shares.  The Fund has extended the expiration date of its tender offer to 12:00 Midnight, Eastern Time, on June 11, 2009.  The tender offer was previously scheduled to expire at 12:00 Midnight, Eastern Time, on June 1, 2009.  The net asset value used to determine the price per share has been changed and will be the net asset value as of the close of the regular trading session of the Exchange on June 12, 2009, the first business day following the new Expiration Date.  All other terms and conditions of the offer as set forth in the Fund's Offer to Purchase, dated May 4, 2009, and the related Letter of Transmittal remain the same.

The Letter of Transmittal previously furnished to investors should be used to tender shares.  The Letter of Transmittal is deemed amended to include the changes set forth above.  A Letter of Transmittal incorporating the changes set forth above will not be printed and distributed.

As of 5 p.m., Eastern Time, on May 28, 2009, approximately 708,000 shares of the Fund had been tendered to the Fund.  On May 28, 2009, the net asset value of a share of the Fund was $6.69 per share and the per share market price on the Exchange was $5.92, representing a 11.51% discount from net asset value.

This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund.  The offer is made only by the Offer to Purchase and the related Letter of Transmittal.  As a result of the extension, the Fund has promptly filed with the Securities and Exchange Commission amendments to its tender offer documents.  The amendments and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the Fund.

The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is AllianceBernstein L.P.  As of May 28, 2009, the Fund's total net assets were approximately $123,805,628.

SK 00250 0158 1000515